November 19, 2024

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Re:	NusaTrip Incorporated (the “Company”)
Amendment No. 5 to Draft Registration Statement on Form S-1
Submitted October 23, 2024 CIK No. 0002006468

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 8, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form S-1 (the “Amendment”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Convertible Notes, page 6

1.

You disclose terms of the convertible notes, including that Convertible Notes automatically convert into an aggregate of 1,066,668 shares of Common Stock upon the effectiveness of the registration statement, at a conversion price of $1.50 per share. However, your currently submitted Exhibits 10.5-10.7 do not appear to disclose such terms. You have disclosure on page 34 that references amendments to your SPAs that reflect such terms. Please file all amendments to your SPAs that reflect the terms as disclosed.

Response: In response to the Staff’s comment, the Company respectfully submits that the relevant disclosures throughout the Amendment and Amendments No. 1 to the Securities Purchase Agreements are filed under exhibits 10.9 to 10.11.

Prospectus Summary

Voting and Other Rights of Common Stock and Super Voting Preferred Stock, page 6

2.	You disclose that on September 3, 2024, you issued 75,000 shares of the Company’s Super Voting Preferred Stock to Heather Maynard, but then on October 14, 2024, you cancelled the issuance of the Company’s Super Voting Preferred Stock to Heather Maynard, and that the 75,000 Super Voting Preferred Stocks are now held in the treasury. Please revise to provide additional background on why Ms. Maynard surrendered the shares and whether any consideration that was paid for them. Please also disclose if you have any plan, arrangements, or intention to issue any Super Voting Preferred Stock in the near future.

Response: In response to the Staff’s comment, the Company has updated the relevant disclosures on pages 6, 31 and 92 of the Amendment. The Company further submits that as of the date of this letter, the Company does not have any plan, arrangements, or intention to issue any Super Voting Preferred Stock prior to the consummation of this offering.

Business, page 55

3.	Please update your metrics and analysis of the SEA travel market used in the section to reflect the passage of time. For example, you have charts on page 57 with “full year-estimates” for 2023, and on the top of page 59, you disclose domestic and international travel within SEA with a decline in 2020-2021, followed by a post-COVID revival in 2022, with international travel at that time still taking longer to rebound, with airlines struggling with demand and high costs deterring travelers. You also disclose hotel occupancy in 2022, and that for much of 2022, tourists from China remained limited, but that you expect “significant increases in inbound travel from China, Japan and Korea to drive travel GMV going forward.” Considering that it is now November of 2024, please update your disclosure to reflect developments over that time period and updated metric.

Response: In response to the Staff’s comment, the Company has updated the relevant disclosures throughout the Amendment.

Employment Agreements, page 81

4.	Once the information is available, please expand the new disclosures to quantify the annual salary for each named officer.

Response: The Company respectfully submits that it will update the annual salary information once it is available.

5.	In response to comment 6, we note that Heather Maynard will no longer be your controlling stockholder; however, it appears that she will still be your Executive Chairwoman and a director following the offering. Please revise to discuss any relationships, agreements, or affiliations that Ms. Maynard may have with Society Pass and its affiliates. For example, we note that in Amendment No. 3 to a Form S-1 333-281589 filed by Thoughtful Media Group Incorporated (TMG), which you describe as a “sister company,” that registrant discloses that on September 30, 2023, Society Pass, Heather Maynard, and Thoughtful Media entered into an employment agreement in which Ms. Maynard agreed to serve as the chairwoman of the board, representing Society Pass on the board of the TMG, and would receive EUR 120,000 (approximately $130,492) per year for her services. Please discuss if Ms. Maynard, Society Pass and NusaTrip have entered into any similar agreement for her similar services to NusaTrip.

Response: In response to the Staff’s comment, the Company has added the relevant disclosures on pages 7 and 88 of the Amendment and has filed Ms. Maynard’s employment agreement as Exhibit 10.8.

Selling Stockholders, page A-3

6.

You disclose that no Selling Stockholder is a broker-dealer or an affiliate of a brokerdealer. However, it appears that Grit Multi-Strategies Investment Company Limited may be affiliated with Grit Securities Limited, a  licensed broker in Hong Kong. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise your disclosure accordingly or advise.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on pages Alt-3 and Alt-4 of the Amendment. The Company further submits that Grit Multi-Strategies Investment Company Limited is wholly owned by Jue Wang, who holds minority (34%) equity interest in Grit Securities Limited, a licensed broker in Hong Kong. Grit Multi-Strategies Investment Company Limited serves as an investment vehicle for Jue Wang.

Plan of Distribution , page A-5

6.	We note your disclosure on page Alt-5 that your selling shareholders may sell their securities by any method permitted pursuant to applicable law. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to the undertaking required by Item 512(a)(1)(iii) of Regulation SK.

Response: In response to the Staff’s comment, the Company respectfully confirms its understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
cc: Mr. Tjin Patrick Soetanto